Bass, Berry & Sims plc
Attorneys at Law

A PROFESSIONAL LIMITED LIABILITY COMPANY
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
J. James Jenkins, Jr.
phone: (615) 742-6236
fax:      (615) 742-2736
e-mail: jjenkins@bassberry.com
March 12, 2007
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 6010

Re:	First Acceptance Corporation
Form 10-K for the fiscal year ended June 30, 2006
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of our client, First Acceptance Corporation (the “Company”), we are writing in response to the comments contained in your letter dated February 26, 2007 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2006. The Company is reviewing the issues raised by the staff in the Comment Letter with its advisors and intends to respond to the Comment Letter on or before March 30, 2007.
     Please call me at (615) 742-6236 if you have any questions or concerns about the foregoing.
Respectfully submitted,
/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Ms. Vanessa Robertson (SEC, Division of Corporation Finance)
Mr. Jim Atkinson (SEC, Division of Corporation Finance)
Mr. Michael J. Bodayle (First Acceptance Corporation)

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